                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-18441

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 10, 1997

                                 $435,000,000

                               [LOGO OF MICRON]

              7% CONVERTIBLE SUBORDINATED NOTES DUE JULY 1, 2004

                                --------------

  The Notes are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock, par value $0.10 per share ("Common Stock"), of Micron Technology, Inc. (the "Company") at a conversion rate of 14.8272 shares per each $1,000 principal amount of Notes (equivalent to a conversion price of approximately $67.44 per share), subject to adjustment in certain circumstances. On June 18, 1997, the last reported sale price of the Common Stock, which is traded under the symbol "MU" on the New York Stock Exchange, was $40 7/8 per share.

  Interest on the Notes is payable on January 1 and July 1 of each year, commencing January 1, 1998. The Company has the right to defer payment of interest on the Notes at any time or from time to time for a period not exceeding 4 consecutive semi-annual interest payment periods with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the stated maturity of the Notes. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date (as defined), the Company may elect to begin a new Extension Period subject to the requirements set forth herein. During an Extension Period, interest on the Notes will continue to accrue and holders of Notes will be required to accrue interest income for United States federal income tax purposes. See "Description of Notes--Option to Extend Interest Payment Period" and "Certain Federal Income Tax Considerations--Interest Income and Original Issue Discount". The Notes will not be subject to redemption prior to July 2, 1999 and will be redeemable on and after such date at the option of the Company, in whole or in part, upon not less than 20 nor more than 60 days' notice to each Holder, at the prices set forth herein plus accrued and unpaid interest, if any, to the redemption date; provided that the Notes will not be redeemable following July 2, 1999 and before July 3, 2001 unless the last reported sale price for the Company's Common Stock is at least 130% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the call for redemption. See "Description of Notes--Optional Redemption". The Notes are not entitled to any sinking fund. The Notes will mature on July 1, 2004.

  In the event of a Change of Control, each Holder of Notes may require the Company to repurchase its Notes, in whole or in part, for cash or, at the Company's option, Common Stock (valued at 95% of the average closing prices for the five trading days immediately preceding the second trading day prior to the repurchase date) at a repurchase price of 100% of the principal amount of Notes to be repurchased, plus accrued interest to the repurchase date. See "Description of Notes--Repurchase at Option of Holders Upon a Change in Control".

  The Notes are unsecured obligations subordinated in right of payment to all existing and future Senior Debt of the Company and will be effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. As of May 29, 1997, the Company had approximately $441 million outstanding indebtedness that would have constituted Senior Debt. As of the same date, the Company's subsidiaries had approximately $275 million outstanding indebtedness and other liabilities. See "Description of Notes-- Subordination".

  SEE "RISK FACTORS" COMMENCING ON PAGE S-7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE NOTES.

                                --------------

  THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION, NOR  HAS
       THE SECURITIES  AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES
          COMMISSION PASSED  UPON THE  ACCURACY OR  ADEQUACY OF  THIS
            PROSPECTUS. ANY  REPRESENTATION TO  THE CONTRARY  IS A
                               CRIMINAL OFFENSE.

                                --------------

                                     INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                    OFFERING PRICE(1) DISCOUNT(2)  COMPANY(1)(3)
                                    ----------------- ------------ -------------
Per Note...........................        100%           2.5%         97.5%
Total(4)...........................   $435,000,000    $10,875,000  $424,125,000

-------
(1) Plus accrued interest, if any, from June 24, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting estimated expenses of $500,000 payable by the Company.
(4) The Company has granted the Underwriters an option for 30 days to purchase up to an additional $65,000,000 principal amount of Notes at the initial public offering price shown above, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be approximately $500,000,000, $12,500,000, and $487,500,000, respectively. See "Underwriting".

                                --------------

  The Notes offered hereby are offered by the Underwriters as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company ("DTC") in New York, New York, on or about June 24, 1997 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                         ROBERTSON, STEPHENS & COMPANY
                                                          MONTGOMERY SECURITIES

                                --------------
            The date of this Prospectus Supplement is June 19, 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES AND THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes appearing elsewhere in this Prospectus Supplement, including information incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised. As used in this Prospectus Supplement, unless otherwise indicated, references to "MTI" and the "Company" are to Micron Technology, Inc. and its consolidated subsidiaries.

  This Prospectus Supplement contains forward-looking statements that involve risks and uncertainties. The Company's actual results of operations could differ materially from those anticipated in such forward-looking statements as a result of certain factors set forth under "Risk Factors" and elsewhere in this Prospectus Supplement.

                                  THE COMPANY

  MTI and its subsidiaries principally design, develop, manufacture and market semiconductor memory products, PCs and custom complex printed circuit board, memory module and system level assemblies.

  MTI's semiconductor operations focus on the design, development, manufacture and marketing of semiconductor memory components primarily for use in PCs. The Company's primary semiconductor memory products are DRAM components.

  The manufacturing of the Company's semiconductor products is a complex process and involves a number of precise steps, including wafer fabrication, assembly, burn-in and final test. Efficient production of the Company's semiconductor memory products requires utilization of advanced semiconductor manufacturing techniques, and the Company is engaged in ongoing efforts to enhance its production processes to reduce the die size of existing products and increase capacity utilization. The success of the Company's manufacturing operation will be largely dependent on its ability to minimize impurities and to maximize its yield of acceptable, high-quality circuits. In this regard, the Company employs rigorous quality controls throughout the manufacturing, screening and testing processes.

  Rapid technology change and intense price competition place a premium on both new product and new process development efforts. Research and development efforts are continually devoted to developing leading process technology, which is the primary determinant in the Company's ability to transition to next generation products. It is currently anticipated that process technology will move from .35 micron (^) to .30^ in the next 12 months and to .25^ and .18^ in the next several years as needed for development of future generation semiconductor products. Application of current developments in advanced process technology is focused on shrink versions of the Company's 16 Meg DRAM and development of the 16 Meg SDRAM (synchronous DRAM) and the 64 Meg DRAM and SDRAM. The PC industry is in the process of transitioning from EDO (extended data out) to SDRAM. The Company expects this transition to accelerate through 1998 and expects its development efforts in SDRAM will enable it to meet volume customer demand when this transition occurs. Other research and development efforts are devoted to the design and development of DRAM, FLASH, SRAM and remote intelligent communications (RIC) products.

  The Company markets its semiconductor memory products worldwide through independent sales representatives, distributors and its own direct sales force. The Company also maintains semiconductor sales offices in the United Kingdom, Germany, Japan, Singapore and Taiwan.

  Micron Electronics, Inc. ("MEI") is a majority-owned, publicly traded subsidiary of MTI. MEI's businesses include the Company's PC, contract manufacturing and component recovery operations.

                                  THE OFFERING

SECURITIES OFFERED......  $435,000,000 aggregate principal amount of 7%
                          Convertible Subordinated Notes due July 1, 2004 (not including $65,000,000 aggregate principal amount of Notes subject to the Underwriters' over-allotment option).

ISSUER..................  Micron Technology, Inc., a Delaware corporation.

OFFERING PRICE..........  100% of the principal amount plus accrued interest, if any, from June 24,1997.

INTEREST................  Interest on the Notes is payable semi-annually on
                          January 1 and July 1 of each year, commencing January 1, 1998. Interest payments on the Notes may be deferred from time to time by the Company.

INTEREST DEFERRAL
 PROVISIONS.............  The Company has the right to defer payment of interest on the Notes at any time or from time to time for a period not exceeding 4 consecutive semi-annual interest payment periods with respect to each deferral period (each, an "Extension Period") so long as no Event of Default (as defined) has occurred and is continuing. During any such deferral period, interest on the Notes will continue to accrue and holders of Notes will be required to accrue interest income for United States federal income tax purposes. No Extension Period may extend beyond the stated maturity of the Notes. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Notes are so deferred, the Company will not be permitted, subject to certain exceptions set forth herein, to declare or pay any cash distributions with respect to the Company's capital stock or debt securities (including guarantees of indebtedness for borrowed money) that rank pari passu with or junior to the Notes. See "Description of Notes--Option to Extend Interest Payment Period" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

CONVERSION RATE.........  14.8272 shares per $1,000 principal amount of Notes
                          (equivalent to approximately $67.44 per share), subject to adjustment.

CONVERSION RIGHTS.......  The Notes are convertible at any time on or after issuance and prior to the close of business on the maturity date, unless previously redeemed or otherwise repurchased, at the conversion rate set forth above. Holders of Notes called for redemption or repurchase will be entitled to convert the Notes up to, but not including or after, the date fixed for redemption or repurchase, as the case may be. See "Description of Notes--Conversion Rights."

SUBORDINATION...........  The Notes are subordinated in right of payment to all existing and future Senior Debt of the Company. As of May 29, 1997, the Company had approximately $441 million outstanding indebtedness that would have constituted Senior Debt. The Notes are also effectively subordinated in right of payment to all indebtedness and other liabilities (including trade payables and excluding intercompany liabilities) of the Company's subsidiaries. As of May 29, 1997, the Company's subsidiaries had approximately $275 million outstanding indebtedness and other liabilities. The Subordinated Indenture will not restrict the incurrence of Senior Debt or other indebtedness by the Company or any subsidiary. See "Description of Notes--Subordination."

OPTIONAL REDEMPTION.....  The Notes will not be subject to redemption prior to
                          July 2, 1999 and will be redeemable on and after such date at the option of the Company, in whole or in part, upon not less than 20 nor more than 60 days' notice to each Holder, at the prices set forth herein plus accrued and unpaid interest, if any, to the redemption date; provided that the Notes will not be redeemable following July 2, 1999 and before July 3, 2001 unless the last reported sale price for the Company's Common Stock is at least 130% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the call for redemption. See "Description of Notes--Optional Redemption."

REPURCHASE AT OPTION OF
HOLDERS UPON A CHANGE
OF CONTROL..............  Upon a Change in Control (as defined), Holders of
                          Notes will have the right, subject to certain conditions and restrictions, to require the Company to purchase all or part of their Notes at 100% of the principal amount thereof, plus accrued interest to the repurchase date. The repurchase price is payable in cash or, at the option of the Company but subject to the satisfaction of certain conditions on the part of the Company, in shares of Common Stock (valued at 95% of the average closing prices of the Common Stock for the five trading days immediately preceding the second trading day prior to the repurchase date). See "Description of Notes--Repurchase at Option of Holders Upon a Change in Control."

USE OF PROCEEDS.........  The Company plans to use the net proceeds for general corporate purposes, including working capital and capital expenditures, research and development and any potential acquisitions. See "Use of Proceeds."

GOVERNING LAW...........  The Subordinated Indenture, the Supplemental
                          Indenture and the Notes are governed by the laws of the State of New York.

LISTING.................  The Notes will not be listed on any securities exchange or quoted on the Nasdaq National Market. The Underwriters have advised the Company that they currently intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters without notice.

COMMON STOCK............  The Common Stock is listed on the New York Stock
                          Exchange under the symbol "MU".

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                 (IN MILLIONS, EXCEPT RATIO AND PER SHARE DATA)

                                     FISCAL YEAR ENDED                   NINE MONTHS ENDED
                         ----------------------------------------------  -----------------
                         SEPT. 3  SEPT. 2  SEPT. 1   AUG. 31   AUG. 29    MAY 30   MAY 29
                          1992     1993      1994      1995      1996      1996     1997
                         -------  -------  --------  --------  --------  -------- --------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net sales............... $506.3   $823.3   $1,628.6  $2,952.7  $3,653.8  $2,953.3 $2,569.3
Operating income........   13.9    167.1      625.1   1,308.0     944.5     917.2    278.2
Net income..............    6.6    104.1      400.5     844.1     593.5     574.9    260.2
Earnings per share:
  Primary...............   0.03     0.52       1.92      3.95      2.76      2.66     1.21
  Fully diluted.........   0.03     0.51       1.90      3.90      2.76      2.66     1.20
Ratio of earnings to
 fixed charges(1).......    2.0x    20.1x      69.9x    104.1x     53.3x       --     19.5x

                                                            AS OF MAY 29, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(2)
                                                          ------- --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.......................................... $ 690.9    $1,114.5
Total assets............................................. 4,154.5     4,578.1
Convertible subordinated notes...........................      --       435.0
Shareholders' equity..................................... 2,789.1     2,789.1

--------
(1) For the purpose of calculating such ratios, "earnings" consist of income from continuing operations before income taxes plus fixed charges and "fixed charges" consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and the portion of rental expense deemed representative of interest expense.
(2) Adjusted to reflect the issuance and sale of the $435 million principal amount of the Notes offered hereby. See "Use of Proceeds."

                                 RISK FACTORS

  An investment in the Notes being offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus Supplement, before purchasing the Notes offered hereby. This Prospectus Supplement contains forward-looking statements that involve risks and uncertainties made by or on behalf of the Company. The actual results of the Company may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors," as well as elsewhere in this Prospectus Supplement.

VOLATILITY OF THE SEMICONDUCTOR MEMORY INDUSTRY; RECENT MARKET CONDITIONS

  The semiconductor memory industry is characterized by rapid technological change, frequent product introductions and enhancements, difficult product transitions, relatively short product life cycles, and volatile market conditions. These characteristics historically have made the semiconductor industry highly cyclical, particularly in the market for DRAMs, which are the Company's primary products. The semiconductor industry has a history of declining average sales prices as products mature. Long-term average decreases in sales prices for semiconductor memory products approximate 30% on an annualized basis, however, significant fluctuations from this rate have occurred from time to time.

  Although the Company experienced a degree of pricing stability for its semiconductor memory products in the first calendar quarter of 1997, the selling prices for the Company's semiconductor memory products fluctuate significantly with real and perceived changes in the balance of supply and demand for these commodity products. The Company is unable to ascertain whether the stabilization of DRAM prices in early calendar 1997 was indicative of a change in industry supply and demand, capacity or inventory levels. Growth in world-wide supply has outpaced growth in world-wide demand in recent periods, resulting in a significant decrease in average selling prices for the Company's semiconductor memory products. In 1996, the rate of decline in average selling prices for semiconductor memory products surpassed the rate at which the Company was able to decrease per unit manufacturing costs, and, as a result, the Company's cash flows were significantly adversely affected, particularly in the second half of 1996. In the first quarter of 1997, the rate of decline in average selling prices for semiconductor memory products was commensurate with the rate of decline in the Company's per unit manufacturing costs and in the second and third quarters the rate of decline in the Company's per unit manufacturing costs for semiconductor memory products exceeded the rate of decline in average selling prices. In the event that average selling prices decline at a faster rate than that at which the Company is able to decrease per unit manufacturing costs, the Company could be materially adversely affected in its operations, cash flows and financial condition. Additionally, although some of the Company's competitors have announced adjustments to the rate at which they will implement capacity expansion programs, many of the Company's competitors have already added significant capacity for the production of semiconductor memory products. The amount of capacity to be placed into production and future yield improvements by the Company's competitors could dramatically increase world-wide supply of semiconductor memory and increase downward pressure on pricing. Further, the Company has no firm information with which to determine inventory levels of its competitors, or to determine the likelihood that substantial inventory liquidation may occur and cause further downward pressure on pricing. In addition, as a result of the Company's efforts to enhance its production processes, the Company has experienced a significant increase in megabit production in recent quarters. Accordingly, the Company expects it will need to increase its market share of semiconductor memory products to sell its increased production.

DEPENDENCE ON PERSONAL COMPUTER INDUSTRY; CUSTOMER CONCENTRATION

  Approximately 78% of the Company's sales of semiconductor memory products during the first nine months of 1997 were directly into the PC or peripheral markets. DRAMs are the most widely used semiconductor memory component in most PC systems. The Company believes that the rate of growth in average world-wide sales of PC systems has declined and may remain below prior periods' growth rates for the foreseeable future. In addition, the growth rate in the amount of semiconductor memory per PC system may decrease in the future. Should the rate of growth of sales of PC systems or the amount of memory per PC system decrease, the growth rate for sales of semiconductor memory could also decrease, placing further downward pressure on selling prices for the Company's semiconductor memory products. The Company is unable to predict changes in industry supply, major customer inventory management strategies, or end user demand, which are significant factors influencing pricing for the Company's semiconductor memory products.

  Approximately 22% and 17% of the Company's net sales for fiscal 1996 and the first nine months of fiscal 1997, respectively, were to the Company's top five customers. As a result of this concentration of the Company's customer base, loss or cancellation of business from any of these major PC system customers, significant changes in scheduled deliveries to any of these customers or decreases in the prices of products sold to any of these customers could have a material adverse effect on the Company's business and results of operations. Certain of MTI's key semiconductor memory customers compete directly with MEI in the sale of PC systems, and there can be no assurance that in the future such customers will, as a result of this competition with MEI, continue to purchase the Company's semiconductor memory products. A loss of any of these customers could have a material adverse effect on the Company's business and results of operations.

FLUCTUATIONS IN OPERATING RESULTS

  The Company's past operating results have been, and its future operating results may be, subject to annual and quarterly fluctuations as a result of a wide variety of factors, including, without limitation, the cyclical nature of the semiconductor memory industry, the introduction and announcement of new products and process technologies by the Company or its competitors, pricing pressures, the speed with which the Company reduces costs for any particular new product, fluctuations in manufacturing yields, changes in product mix, the cost and availability of raw materials and general worldwide economic conditions. During the three fiscal quarters ended May 29, 1997, DRAM market conditions were generally characterized by excess supply over demand, resulting in declining prices. Any additional price declines for memory products in the future, either due to increased supply or decreased demand, could have an adverse effect on the Company's business and results of operations.

  The Company's operating results are significantly impacted by the operating results of its consolidated subsidiaries. MTI's consolidated results of operations are particularly affected by MEI's results of operations. MEI's past operating results have been, and its future operating results may be, subject to fluctuations, on a quarterly and an annual basis, as a result of a wide variety of factors, including, but not limited to, industry competition, fluctuating market pricing for computer and semiconductor memory products, fluctuating component costs, changes in product mix, seasonal cycles common in the PC industry, the timing of new product introductions by the Company and its competitors, seasonal government purchasing cycles, inventory obsolescence, the effects of product reviews and industry awards, critical component availability, manufacturing and production constraints and the timing of orders from and shipments to OEM customers. The Company's net income is affected by its ownership percentage of its subsidiaries. Changing circumstances, including but not limited to, changes in the Company's core operations, alternative uses of capital, and market conditions, could result in the Company changing its ownership interest in its subsidiaries.

MANUFACTURING RISKS AND VOLUME PRODUCTION

  The manufacturing of the Company's semiconductor memory products is a complex process and involves a number of precise steps, including wafer fabrication, assembly in a variety of packages, burn-in and final test. Efficient production of the Company's semiconductor memory products requires utilization of advanced semiconductor manufacturing techniques. The Company is engaged in ongoing efforts to enhance its production processes to reduce the die size of existing products and increase capacity. The Company has completed the conversion of its Fabs to process 8-inch wafers. Wafer fabrication occurs in a highly controlled, clean environment to minimize dust and other yield- and quality-limiting contaminants. Despite stringent manufacturing controls, equipment does not consistently perform flawlessly and minute impurities, defects in the photo masks, or other difficulties in the process may cause a substantial percentage of the wafers to be rejected or individual circuits to be nonfunctional. The success of the Company's manufacturing operation will be largely dependent on its ability to minimize such impurities and to maximize its yield of acceptable high-quality circuits. In addition, the Company's manufacturing yields could be adversely affected in the event of future power outages similar to the power outages that affected the Pacific Northwest during calendar year 1996. There can be no assurance that the Company will not experience decreases in manufacturing yields as a result of any such manufacturing problems.

  While additional test capacity for the Company's Boise production facility is anticipated to be provided at its Lehi, Utah facility, completion of the remainder of the Lehi production facility is dependent upon market conditions. Market conditions that the Company expects to evaluate include, but are not limited to, world-wide market supply and demand of semiconductor products and the Company's operations, cash flows and alternative uses of capital. The cost to complete the remainder of the Lehi facility is estimated to approximate $1.0 billion. There can be no assurance that MTI will be able to fund the completion of the remainder of the Lehi facility. The failure by MTI to complete the remainder of the facility would likely result in MTI being required to write off all or a portion of the facility's cost, which, if required, could have a material adverse effect on the Company's business and results of operations. In addition, in the event that market conditions improve, there can be no assurance that MTI will successfully commence manufacturing at the Lehi facility in a manner that enables it to take advantage of the improved market conditions. Any such failure to respond to improved market conditions could have a material adverse effect on MTI's business and results of operations.

  As a result of the significant investment in facilities and equipment associated with the production of DRAM products and the industry's history of declining average sales prices as products mature, the Company must produce and sell its DRAM products in significant volume and continue to reduce per megabit manufacturing costs in order to achieve profitability. There can be no assurance that revenues derived from sales of MTI's products will be sufficient to cover current fixed costs. In order to achieve profitability, the Company must continue to significantly increase its output of semiconductor memory.

LIQUIDITY AND FUTURE CAPITAL NEEDS

  DRAM manufacturers generally have substantial ongoing capital requirements to maintain or increase manufacturing capacity. Historically, the Company has reinvested substantially all of its cash flow from operations in capacity expansion and improvement programs. The Company's cash flows from operations depend primarily on average selling prices and the per unit cost of the Company's semiconductor memory products. In the future, to the extent that the Company's level of production increases, similar price decreases may have an even more significant impact. In 1996, the rate of decline in average selling prices for semiconductor memory products surpassed the rate at which the Company was able to decrease costs per megabit, and as a result the Company's cash flows were significantly adversely affected, particularly in the second half of fiscal 1996. In the event that average selling prices decline faster than the rate at which the Company is able to decrease per unit manufacturing costs, the Company may not be able to generate sufficient cash flows from operations to sustain operations. The Company has a $500 million revolving credit agreement expiring in May 2000. As of May 29, 1997, the Company was in compliance with its covenants and conditions under the revolving credit agreement. There can be no assurance that the Company will continue to be able to meet the terms of the covenants and conditions or be able to borrow the full amount of the credit facility. The issuance of the Notes would result in an event of default under the revolving credit agreement unless an effective consent is obtained from the banks prior to the closing. Based on preliminary discussions with the lead bank under the revolving credit agreement, the Company believes that such consent will be obtained. However, there can be no assurance that the Company will obtain such consent on a timely basis. In addition, cash generated from operations by MEI is not readily available or anticipated to be available to finance operations or other expenditures of MTI. There can be no assurance that external sources of liquidity will be available to fund the Company's operations or its capacity and product and process technology enhancement programs. Failure to obtain financing would hinder the Company's ability to make continued investments in such programs, which could materially adversely affect the Company's business, results of operations and financial condition.

PRODUCT DEVELOPMENT

  From time to time, the Company has experienced volatility in its manufacturing yields, as it has encountered difficulties in ramping shrink versions of existing devices or new generation devices to commercial volumes. The Company has completed the transition of its primary semiconductor memory products from the relatively mature 4 Meg DRAM to the 16 Meg DRAM. The Company is developing various SDRAM products which are expected to be ready for volume production in fiscal 1998, as the Company expects a gradual transition by computer manufacturers to faster types of DRAM-based main memory, including but not limited to SDRAM, over the next several years. During periods of transition to new generation products, the Company's gross margins have been adversely affected and there can be no assurance that they will not continue to be adversely affected as a result of such transitions. Rapid technological change and intense price competition place a premium on both new product and new process development efforts. The Company's continued ability to compete in the semiconductor memory market will depend in part on its ability to continue to develop technologically advanced products and processes, of which there can be no assurance.

  Research and development expenses vary primarily with the number of wafers processed, personnel costs, and the cost of advanced equipment dedicated to new product and process development. Research and development efforts are continually devoted to developing leading process technology, which is the primary determinant in the Company's ability to transition to next generation products. It is currently anticipated that process technology will move from
 .35^ to .30^ in the next 12 months and to .25^ and .18^ in the next several years as needed for development of future generation semiconductor products. Application of current developments in advanced process technology is focused on shrink versions of the Company's 16 Meg DRAM and development of the 16 Meg SDRAM (synchronous DRAM) and the 64 Meg DRAM and SDRAM. The PC industry is in the process of transitioning from EDO to SDRAM. The Company expects this transition to accelerate through 1998 and expects its development efforts in SDRAM will enable it to meet volume customer demand when this transition occurs. Other research and development efforts are devoted to the design and development of DRAM, FLASH, SRAM and remote intelligent communications (RIC) products. There can be no assurance the Company will be successful in such research and development efforts.

  There can be no assurance that the Company's competitors will not be able to develop and offer future generation products before the Company is able to bring comparable products to market. The Company's ability to reduce costs per megabit of its semiconductor memory products is largely dependent on its ability to design and develop new generation products and shrink versions of existing products and its ability to ramp such products at acceptable rates to acceptable yields, of which there can be no assurance. In the event that the Company is unable to decrease costs per megabit for semiconductor memory products at a rate equal to the rate of decline in selling prices for such products, the Company's business and results of operations will be adversely impacted.

COMPETITION

  The Company's semiconductor memory operations experience intense competition from a number of substantially larger foreign and domestic companies, including Fujitsu, Ltd., Hitachi, Ltd., Hyundai Electronics, Co., Ltd., Mitsubishi Electronic Corp., Motorola, Inc., NEC Corp., Samsung Semiconductor, Inc., LG Semicon, Texas Instruments Incorporated and Toshiba Corporation. The Company may be at a disadvantage in competing against larger manufacturers with significantly greater capital resources or manufacturing capacities, larger engineer and employee bases, larger portfolios of intellectual property, and more diverse product lines that provide cash flows counter cyclical to fluctuations in semiconductor memory operations. The Company's larger competitors also have long-term advantages over MTI in research and new product development and in their ability to withstand periodic downturns in the semiconductor memory market. The Company believes that its competition has sufficient resources and manufacturing capacity to influence market pricing. Many of the Company's competitors have recently added new wafer fabrication facilities, significantly increasing worldwide capacity for the production of semiconductor memory products, resulting in downward price pressures on semiconductor memory products.

INTELLECTUAL PROPERTY MATTERS

  The semiconductor and PC industries have experienced a substantial amount of litigation regarding patent and other intellectual property rights. In the future, litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to defend the Company against claimed infringement of the rights of others. The Company has from time to time received, and may in the future receive, communications alleging that its products or its processes may infringe on product or process technology rights held by others. The Company has entered into a number of patent and intellectual property license agreements with third parties, some of which require one-time or periodic royalty payments. It may be necessary or advantageous in the future for the Company to obtain additional patent licenses or to renew existing license agreements. The Company is unable to predict whether these license agreements can be obtained or renewed on terms acceptable to the Company. Failure to obtain or renew such licenses could result in litigation. Further, adverse determinations that the Company's manufacturing processes or products have infringed on the product or process rights held by others could result in the Company's loss of proprietary rights, subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties or require material changes in production processes or products, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company intends to continue to pursue patent, trade secret and mask work protection for its semiconductor process technologies and designs and patent and trade secret protection for its PC technologies and designs. To that end, the Company has obtained certain patents and patent licenses and intends to continue to seek patents on its inventions and manufacturing processes, as appropriate. The process of seeking patent protection can be long and expensive, and there is no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. In particular, there can be no assurance that any patents held by the Company will not be challenged, invalidated or circumvented. The Company also relies on trade secret protection for its technology, in part through confidentiality agreements with its employees, consultants and third parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known to or independently developed by others. In addition, the laws of certain territories in which the Company's products are or may be developed, manufactured or sold may not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States.

DEPENDENCE ON LIMITED SOURCES OF SUPPLY

  Raw materials utilized by the Company's semiconductor manufacturing operation generally must meet exacting product specifications. The Company generally uses multiple sources of supply, but there are only a limited number of suppliers capable of delivering certain raw materials that meet the Company's specifications. Additionally, the availability of raw materials may decline due to the overall increase in world-wide semiconductor manufacturing. Although shortages have occurred from time to time and lead times in the industry have been extended on occasion, to date the Company has not experienced any significant interruption in operations as a result of a difficulty in obtaining raw materials for its semiconductor manufacturing operations. Interruption of any one raw material source could have a material adverse effect on the Company's business and results of operations.

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent upon a limited number of key management and technical personnel. In addition, the Company's future success will depend in part upon its ability to attract and retain highly qualified personnel, particularly as the Company adds different product types to its product line, which require parallel design efforts and significantly increase the need for highly skilled technical personnel. The Company competes for such personnel with other companies, academic institutions, government entities and other organizations. In recent periods, the Company has experienced increased recruitment of its existing personnel by other employers. There can be no assurance that the Company will be successful in hiring or retaining qualified personnel, or that any of MTI's personnel will remain employed by MTI. Any loss of key personnel or the inability to hire or retain qualified personnel could have a material adverse effect on the Company's business and results of operations.

ENVIRONMENTAL REGULATIONS

  The Company is subject to a variety of federal, state and local governmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Increasing public attention has been focused on the environmental impact of semiconductor manufacturing operations. There can be no assurance that changes in environmental regulations will not impose the need for additional capital equipment or other requirements. Any failure by the Company to control the use of, or adequately to restrict the discharge of, hazardous substances under present or future regulations could subject MTI to substantial liability or could cause its manufacturing operations to be suspended. Such liability or suspension of manufacturing operations could have a material adverse effect on the Company's business and results of operations.

SUBORDINATION

  The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Debt of the Company, including the Company's existing revolving credit facility. As a result of such subordination, in the event of the Company's liquidation or insolvency, payment default with respect to Senior Debt, a covenant default with respect to Designated Senior Debt (as defined), or upon acceleration of the Notes due to an event of default, the assets of the Company will be available to pay obligations on the Notes only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding.

  The Notes are obligations exclusively of the Company. Since the operations of the Company are partially conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company, are partially dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries are subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

  As of May 29, 1997, the Company had approximately $441 million of indebtedness and other liabilities that would have constituted Senior Debt. As of May 29, 1997, the Company's subsidiaries had approximately $275 million of indebtedness and other liabilities (including trade payables and excluding intercompany liabilities) as to which the Notes would have been effectively subordinated. The Indenture does not prohibit or limit the incurrence of Senior Debt or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries. The incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Notes. The Company expects from time to time to incur additional indebtedness and other liabilities, including Senior Debt, and also expects that its subsidiaries will from time to time incur additional indebtedness and other liabilities. See "Description of Notes--Subordination."

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES

  The Company has the right under the Indenture to defer the payment of interest on the Notes at any time or from time to time for a period not exceeding 4 consecutive semi-annual interest payment periods with respect to each Extension Period, provided that no Extension Period may extend beyond the stated maturity of the Notes. Upon the termination of any Extension Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect to begin a new Extension Period subject to the requirements described herein.

  Should an Extension Period occur, a holder of Notes will accrue income (in the form of original issue discount ("OID")) for United States federal income tax purposes in advance of the payment of interest. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

  A holder will not receive deferred interest with respect to an Extension Period if the holder disposes of the Note prior to the record date for the payment of interest. Moreover, if a holder of Notes converts its Notes into Common Stock during an Extension Period (other than conversion of any Note called for redemption), the holder will not receive any cash related to the deferred interest. Additionally, during the pendency of any Extension Period, the Company will not be permitted, subject to certain exceptions set forth herein, to declare or pay any cash distribution with respect to its capital stock or debt securities (including guarantees of indebtedness for money borrowed) that rank pari passu with or junior to the Notes. See "Description of Notes--Option to Extend Interest Payment Period."

  The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Notes. However, should the Company elect to exercise such right in the future, the market price of the Notes is likely to be affected. A holder that disposes of its Notes during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Notes. In addition, as a result of the existence of the Company's right to defer interest payments, the market price of the Notes may be more volatile than the market prices of other securities that are not subject to such deferrals.

LIMITATIONS ON REPURCHASE OF NOTES

  The Company's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. There can be no assurance that the Company would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the Notes that might be delivered by Holders of Notes seeking to exercise the repurchase right. Moreover, although under the Indenture the Company may elect, subject to satisfaction of certain conditions, to pay the repurchase price for the Notes using shares of Common Stock, the terms of the Company's existing revolving credit agreement prohibit the repurchase of Notes by the Company or its subsidiaries in cash or any other form of payment including shares of Common Stock, and the Company's ability to repurchase Notes may be limited or prohibited by the terms of any future borrowing arrangements, including Senior Debt existing at the time of a Change in Control. The Company's ability to repurchase Notes may also be limited by the terms of its subsidiaries' then-existing borrowing arrangements due to dividend restrictions. Any failure by the Company to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Debt of the Company. Moreover, the occurrence of a Change in Control would result in an Event of Default under the Company's existing revolving credit agreement and may cause an event of default under the terms of other Senior Debt of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full. In addition, the Company's repurchase of the Notes as a result of the occurrence of a Change in Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which the Company may enter into from time to time, including agreements relating to Senior Debt. See "Description of Notes--Repurchase at Option of Holders Upon a Change in Control."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

  The Notes will be a new issue of securities with no established trading market. The Underwriters have advised the Company that they currently intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters without notice. There can be no assurance that an active market for the Notes will develop and continue upon completion of the offering or that the market price of the Notes will not decline. Various factors such as changes in prevailing interest rates or changes in perceptions of the Company's creditworthiness could cause the market price of the Notes to fluctuate significantly. The trading price of the Notes will also be significantly affected by the market price of the Common Stock, which could be subject to wide fluctuations in response to a variety of factors, including those described in the "Risk Factors." The Notes will not be listed on any securities exchange or quoted on the Nasdaq National Market and will only be traded on the over-the-counter market.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the Notes offered hereby, after deducting underwriting discount and other expenses of the offering, are estimated to be $423.6 million ($487.0 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds from this offering for general corporate purposes, including working capital, capital expenditures and research and development. An additional purpose of the offering is to strengthen the Company's financial position and give the Company flexibility to take advantage of business opportunities as they arise. Accordingly, a portion of the proceeds of the offering may be used for investment in or acquisition of complementary businesses, products and technologies, although there are no current agreements, negotiations or understandings with respect to any such transactions material to the Company. Pending such uses, the Company will invest the proceeds of the offering in short-term, income producing investments.

                                CAPITALIZATION

  The following table sets forth the unaudited capitalization of the Company as of May 29, 1997 and as adjusted to give effect to the issuance and sale by the Company of $435 million in aggregate principal amount of Notes offered hereby:

                                                               MAY 29, 1997
                                                           ---------------------
                                                            ACTUAL   AS ADJUSTED
                                                           --------  -----------
                                                              (IN MILLIONS)
Current portion of long-term debt and capital lease obli-
 gations.................................................  $  113.0   $  113.0
                                                           --------   --------
Long-term debt and capital lease obligations, excluding
 current portion.........................................     281.2      281.2
7% convertible subordinated notes........................        --      435.0
Shareholders' equity:
  Common Stock, par value $.10 per share, 1,000,000,000
   shares authorized; 210,533,505 shares issued and
   outstanding(1)........................................      21.1       21.1
  Additional paid-in capital.............................     461.6      461.6
  Retained earnings......................................   2,306.6    2,306.6
  Cumulative translation adjustment......................       (.2)       (.2)
    Total shareholders' equity...........................   2,789.1    2,789.1
                                                           --------   --------
      Total capitalization...............................  $3,183.3   $3,618.3
                                                           ========   ========

--------
(1) Outstanding Common Stock does not include (i) 6,449,832 shares of Common Stock issuable upon conversion of the Notes offered hereby; (ii) 44,801,292 shares of Common Stock reserved for issuance under the Company's stock option plans, under which options to purchase 16,457,302 shares were outstanding as of May 29, 1997, at a weighted average exercise price of $22.242 per share; and (iii) 718,578 shares reserved for issuance under the Company's Employee Stock Purchase Plan.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is listed and traded on the New York Stock Exchange under the symbol "MU". The following table shows, for the periods indicated, the high and low sales prices for the Common Stock as reported on the NYSE Composite Transactions Tape. All stock prices have been restated to reflect a two for one stock split effected in the form of a 100% stock dividend to shareholders of record as of May 4, 1995.

                                                                 HIGH     LOW
                                                                ------- -------
FISCAL YEAR ENDED AUGUST 31, 1995
  First quarter................................................ $21.625 $15.250
  Second quarter...............................................  33.125  19.938
  Third quarter................................................  50.750  32.563
  Fourth quarter...............................................  78.000  44.750
FISCAL YEAR ENDED AUGUST 29, 1996
  First quarter................................................ $94.750 $46.625
  Second quarter...............................................  55.750  29.750
  Third quarter................................................  39.750  27.500
  Fourth quarter...............................................  33.375  16.625
FISCAL YEAR ENDING AUGUST 28, 1997
  First quarter................................................ $34.750 $20.375
  Second quarter...............................................  39.125  29.000
  Third quarter................................................  45.250  33.250
  Fourth quarter (through June 18, 1997).......................  44.375  38.375

  On June 18, 1997, the last sale price of the Common Stock as reported on the NYSE Composite Transactions Tape was $40 7/8 per share. As of May 29, 1997, there were approximately 8,176 holders of record of the Company's Common Stock.

  The Company declared and paid cash dividends totaling $0.15 during fiscal year 1995 and $0.15 in fiscal year 1996. Future dividends, if any, will vary depending on the Company's profitability and anticipated capital requirements. Payment of cash dividends by the Company to its shareholders is currently limited by the terms of the Company's revolving credit facility.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated statement of operations data below for the fiscal years ended September 1, 1994, August 31, 1995 and August 29, 1996 and the selected consolidated balance sheet data as of August 31, 1995 and August 29, 1996 are derived from the consolidated financial statements of the Company audited by Coopers & Lybrand L.L.P., independent accountants, that are incorporated by reference herein, and are qualified by reference to such financial statements. The selected consolidated statement of operations data below for the nine month periods ended May 30, 1996 and May 29, 1997 and the selected consolidated balance sheet data as of May 30, 1996 and May 29, 1997 are derived from unaudited consolidated financial statements of the Company that are incorporated by reference herein. The selected consolidated statement of operations data for the fiscal years ended September 3, 1992 and September 2, 1993, and the selected consolidated balance sheet data as of September 3, 1992, September 2, 1993 and September 1, 1994, are derived from audited consolidated financial statements of the Company that are not included herein. Operating results for the nine months ended May 29, 1997 are not necessarily indicative of results that may be expected for future periods. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein or incorporated herein by reference.

                                       FISCAL YEAR ENDED                  NINE MONTHS ENDED
                          ----------------------------------------------  ------------------
                          SEPT. 3, SEPT. 2, SEPT. 1,  AUG. 31,  AUG. 29,  MAY 30,   MAY 29,
                            1992     1993     1994      1995      1996      1996      1997
                          -------- -------- --------  --------  --------  --------  --------
                                  (IN MILLIONS EXCEPT RATIO AND PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net sales...............   $506.3   $828.3  $1,628.6  $2,952.7  $3,653.8  $2,953.3  $2,569.3
Cost of goods sold......    390.3    517.2     789.4   1,328.7   2,198.4   1,648.2   1,880.3
                           ------   ------  --------  --------  --------  --------  --------
Gross margin............    116.0    311.1     839.2   1,624.0   1,455.4   1,305.1     689.0
Selling, general and
 administrative.........     54.9     86.1     130.1     187.4     293.4     212.2     264.2
Research and develop-
 ment...................     47.6     57.3      83.4     128.8     191.9     145.8     146.6
Restructuring charge(1).      --       --        --        --       29.6      29.9       --
                           ------   ------  --------  --------  --------  --------  --------
Operating income........     13.5    167.7     625.7   1,307.8     940.5     917.2     278.2
Gain (loss) on sale of
 investments and subsid-
 iary stock, net........      0.4    (0.6)     (0.6)       0.2       4.0       2.0     214.3
Gain from merger trans-
 action.................      --       --        --       29.0       --        --        --
Interest income (ex-
 pense), net............     (4.1)    (3.3)      5.7      25.0      14.3      14.9      (2.4)
                           ------   ------  --------  --------  --------  --------  --------
Income before income
 taxes and minority in-
 terests................      9.8    163.8     630.8   1,362.0     958.8     934.1     490.1
Income tax provision....     (3.0)   (58.5)   (225.3)   (506.4)   (357.0)   (355.5)   (214.5)
Minority interests......     (0.2)    (1.2)     (5.0)    (11.5)     (8.3)     (3.7)    (15.4)
                           ------   ------  --------  --------  --------  --------  --------
Net income..............   $  6.6   $104.1  $  400.5  $  844.1  $  593.5  $  574.9  $  260.2
                           ======   ======  ========  ========  ========  ========  ========
Earnings per share:
  Primary...............   $ 0.03   $ 0.52  $   1.92  $   3.95  $   2.76  $   2.66  $   1.21
  Fully diluted.........     0.03     0.51      1.90      3.90      2.76      2.66      1.20
Number of shares used in
 per share calculation:
  Primary...............    194.6    200.3     208.9     213.9     215.0     215.9     215.6
  Fully diluted.........    194.6    202.6     210.4     216.2     215.0     215.9     216.7
Cash dividends declared
 per share..............     0.01     0.01      0.06      0.15      0.15      0.15       --
Ratio of earnings to
 fixed charges(2).......     2.0x    20.1x     69.9x    104.1x     53.3x       --      19.5x

                         SEPT. 3, SEPT. 2, SEPT. 1, AUG. 31, AUG. 29, MAY 29,
                           1992     1993     1994     1995     1996     1997
                         -------- -------- -------- -------- -------- --------
                                             (IN MILLIONS)
CONSOLIDATED BALANCE
 SHEET DATA:
Working capital.........  $120.9   $229.3  $  519.0 $  669.3 $  299.5 $  690.9
Total assets............   724.5    965.7   1,529.7  2,774.9  3,751.5  4,154.5
Total debt(3)...........    88.8     79.8     154.5    155.9    479.8    394.2
Total shareholders' eq-
 uity...................   511.2    639.5   1,049.3  1,896.2  2,502.0  2,789.1

--------
(1) In February 1996, the Company adopted a plan to restructure its PC manufacturing operations by discontinuing sales of its ZEOS brand PC systems and closing the related manufacturing operations in Minneapolis, Minnesota. As a result, the Company recorded a restructuring charge of $29.9 million in the second quarter of fiscal 1996. The Company reduced the restructuring charge by $0.3 million in the fourth quarter of fiscal 1996 after concluding that its restructuring activities had been completed or were adequately provided for in the remaining restructuring accrual.
(2) For the purpose of calculating such ratios, "earnings" consist of income from continuing operations before income taxes plus fixed charges and "fixed charges" consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and the portion of rental expense deemed representative of interest expense.
(3) Total debt includes all interest-bearing debt and capitalized leases of the Company and its subsidiaries.

                             DESCRIPTION OF NOTES

  The Notes will be issued under the Subordinated Indenture, as supplemented by the Supplemental Indenture (the "Supplemental Indenture" and the Subordinated Indenture, as supplemented by the Supplemental Indenture, is hereinafter referred to as the "Indenture"). The following discussion includes a summary description of material terms of the Supplemental Indenture and the Notes (which represent a series of, and are referred to in the accompanying Prospectus as, "Debt Securities"). The following description of the terms of the Notes offered hereby supplements, and should be read in conjunction with, the statements under "Description of Debt Securities" in the accompanying Prospectus. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Subordinated Indenture and the Supplemental Indenture. Capitalized terms not defined herein have the meanings given to them in the Subordinated Indenture and the Supplemental Indenture.

GENERAL

  The Notes will be unsecured subordinated obligations of the Company, will be limited to $435,000,000 aggregate principal amount (plus up to an additional $65,000,000 aggregate principal amount to cover over-allotments, if any) and will mature on July 1, 2004 and be payable at a price of 100% of the principal amount thereof. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus Supplement from June 24, 1997, payable semiannually on January 1 and July 1 of each year, commencing on January 1, 1998, subject to certain exceptions set forth under "--Option to Extend Interest Payment Period."

  The Notes will be unsecured obligations of the Company and will be subordinated in right of payment to all present and future Senior Debt (as defined below) of the Company. Neither the Notes nor the Indenture limit or restrict the amount or terms of other indebtedness which may be incurred or issued by the Company or its subsidiaries or contain any financial or similar covenants of, or restrictions on, the Company or its subsidiaries. The Notes will be effectively subordinated in right of payment to all indebtedness and liabilities of the Company's subsidiaries.

  The Notes will be convertible into Common Stock initially at the Conversion Rate (as defined) stated on the cover page hereof, subject to adjustment upon the occurrence of certain events described under "--Conversion Rights," at any time on or after issuance of the Notes and prior to the close of business on the maturity date, unless previously redeemed or repurchased.

BOOK-ENTRY SYSTEM

  The Notes will initially be issued in the form of a Global Security held in book-entry form. Accordingly, The Depository Trust Company ("DTC") or its nominee will be the sole registered Holder of the Notes for all purposes under the Indenture. Owners of beneficial interests in the Notes represented by the Global Security will hold such interests pursuant to the procedures and practices of DTC and must exercise any rights in respect of their interests (including any right to convert or require repurchase of their interests) in accordance with those procedures and practices. Such beneficial owners will not be Holders, and will not be entitled to any rights under the Global Security or the Indenture, with respect to the Global Security, and the Company and the Trustee, and any of their respective agents, may treat DTC as the sole Holder and owner of the Global Security.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

  So long as no Event of Default under the Indenture has occurred and is continuing, the Company has the right under the Indenture to defer the payment of interest on the Notes at any time or from time to time for a period not exceeding 4 consecutive semi-annual interest payment periods with respect to each Extension Period, provided that no Extension Period may extend beyond the stated maturity of the Notes. At the end of such Extension Period, the Company must pay all interest then accrued and unpaid (together with interest thereon at the stated annual rate, compounded semi-annually, to the extent permitted by applicable law) on all then outstanding Notes. During an Extension Period, interest will continue to accrue and holders of Notes will be required to accrue interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

  The Company has no current intention to exercise its right to defer payments of interest by extending the interest payment period on the Notes.

  During any such Extension Period, the Company may not, and may not cause any subsidiary to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees of indebtedness for money borrowed) of the Company that rank pari passu with or junior to the Notes (other than (a) any dividend, redemption, liquidation, interest, principal or guarantee payment by the Company where the payment is made by way of securities (including capital stock) that rank pari passu with or junior to the securities on which such dividend, redemption, interest, principal or guarantee payment is being made,
(b) purchases of the Company's Common Stock related to the issuance of the Company's Common Stock under any of the Company's benefit plans for its directors, officers or employees, (c) as a result of a reclassification of the Company's capital stock or the exchange or conversion of one series or class of the Company's capital stock for another series or class of the Company's capital stock, and (d) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged). Prior to the termination of any such Extension Period, the Company may further extend the interest payment period, provided that no Extension Period may exceed 4 consecutive semi-annual interest payment periods or extend beyond the stated maturity of the Notes. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect to begin a new Extension Period subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company shall give the Trustee notice of its election to begin any Extension Period at least one Business Day prior to the earlier of
(i) the record date for the interest payment date on the Notes would have been payable except for the election to begin such Extension Period and (ii) the date the Trustee is required to give notice to the New York Stock Exchange or other applicable self-regulatory organization or to holders of such Notes.

CONVERSION RIGHTS

  The Holder of any Note will have the right, at the Holder's option, to convert any portion of the principal amount of any Note that is an integral multiple of $1,000 into shares of Common Stock at any time on or prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion rate of 14.8272 shares of Common Stock per $1,000 principal amount of Notes (the "Conversion Rate") (equivalent to a conversion price of approximately $67.44 per share of Common Stock), subject to adjustment as described below. The right to convert a Note called for redemption or submitted for repurchase will terminate at the close of business on the last Business Day prior to the Redemption Date or Repurchase Date for such Note, as the case may be.

  Beneficial owners of interests in a Global Security may exercise their right of conversion by delivering to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. Such notice of conversion can be obtained at the office of any conversion agent. The conversion date will be the date on which the Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common

Stock issuable upon conversion, together with payment in lieu of any fraction of a share; such certificate will be sent by the Trustee to the conversion agent for delivery to the Holder. Such shares of Common Stock issuable upon conversion of the Notes, in accordance with the provisions of the Indenture, will be fully paid and nonassessable and will rank pari passu with the other shares of Common Stock of the Company outstanding from time to time. Any Note surrendered for conversion (other than during an Extension Period) during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except Notes (or portions thereof) called for redemption on a Redemption Date during the period beginning at the close of business on a Regular Record Date and ending on the opening of business on the first Business Day after the next succeeding Interest Payment Date, or if such Interest Payment Date is not a Business Day, the second such Business Day) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. If, during any Extension Period, a Note called for redemption is surrendered for conversion, any accrued and unpaid interest on such Note as of the Interest Payment Date occurring on or immediately preceding the conversion date for such Note shall be paid in cash to the Holder surrendering such Note for conversion. No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time or date before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market bid price of Common Stock at the close of business on the day of conversion.

  A Holder delivering a Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid.

  The Conversion Rate is subject to adjustment in certain events, including, without duplication: (a) dividends (and other distributions) payable in Common Stock on shares of Common Stock, (b) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then Current Market Price of such Common Stock (determined as provided in the Indenture) as of the record date for shareholders entitled to receive such rights, options or warrants (provided that the Conversion Rate will be readjusted to the extent any such rights, options or warrants are not exercised prior to the expiration thereof), (c) subdivisions, combinations and reclassifications of Common Stock, (d) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, cash or assets (including securities (but excluding those dividends, rights, options, warrants and distributions referred to above) dividends and distributions paid exclusively in cash), (e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above) to all holders of Common Stock in an aggregate amount that, combined together with
(i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 12.5% of the Company's market capitalization (for this purpose being the product of the Current Market Price per share of the Common Stock on the record date for such distribution times the number of shares of Common Stock outstanding) on such date, and (f) the successful completion of a tender offer made by the Company or any of its subsidiaries for Common Stock which involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 12.5% of the Company's market capitalization on the expiration of such tender offer. The Company reserves the right to make such reductions in the Conversion Rate in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment of the Conversion Rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Rate. The Company will compute any adjustments to the Conversion Rate pursuant to this paragraph and will give notice by mail to Holders of the Notes of any adjustments.

  In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale, transfer or lease of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of the Holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, transfer or lease by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Note was then convertible).

  The Company from time to time may increase the Conversion Rate by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such increase, if the Board of Directors has made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. No such increase shall be taken into account for purposes of determining whether the closing price of the Common Stock exceeds the Conversion Price by 105% in connection with an event which otherwise would be a Change in Control.

  If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends on common stock or rights to subscribe for common stock) and, pursuant to the antidilution provisions of the Supplemental Indenture, the number of shares into which Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to Holders of Notes. See "Certain Federal Income Tax Considerations."

SUBORDINATION

  The payment of the principal of, premium, if any, and interest on the Notes and any amounts payable upon the redemption or the repurchase of the Notes will be subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of the principal of, premium, if any, interest and other amounts in respect of all Senior Debt of the Company. See "Description of Debt Securities--Subordination of Subordinated Debt Securities" in the accompanying Prospectus.

  The Notes will be structurally subordinated to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries, as any right of the Company to receive any assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of the subsidiary's creditors (including trade creditors), except to the extent that the Company itself is recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

  As of May 29, 1997, the Company had approximately $441 million of indebtedness and other liabilities that would have constituted Senior Debt. As of May 29, 1997, the Company's subsidiaries had approximately $275 million of indebtedness and other liabilities (including trade payables and excluding intercompany liabilities) as to which the Notes would have been effectively subordinated.

The Indenture does not limit the Company's or its subsidiaries' ability to incur Senior Debt or any other indebtedness or liabilities. The Company expects from time to time to incur additional indebtedness and other liabilities, including Senior Debt, and also expects that its subsidiaries will from time to time incur additional indebtedness and other liabilities. See "Risk Factors--Subordination."

OPTIONAL REDEMPTION

  The Notes will not be subject to redemption prior to July 2, 1999 and will be redeemable on and after such date at the option of the Company, in whole or in part, upon not less than 20 nor more than 60 days' notice to each Holder, at the prices set forth below; provided, however, that the Notes will not be redeemable following July 2, 1999 and before July 3, 2001 unless the last reported sale price for the Company's Common Stock is at least 130% of the Conversion Price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the call for redemption.

  The redemption price (expressed as a percentage of principal amount) is as follows for the 12-month periods beginning on July 1 of the following years (beginning July 2, 1999, and ending on June 30, 2000, in the case of the first such period):

                                                      REDEMPTION
         YEAR                                           PRICE
         ----                                         ----------
         1999........................................   105.0%
         2000........................................   104.0
         2001........................................   103.0
         2002........................................   102.0
         2003........................................   101.0

and thereafter is equal to 100% of the principal amount, in each case together with accrued interest (including any unpaid interest that has accrued during any Extension Period) to, but excluding, the date of redemption.

  If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a Holder's Notes is selected for partial redemption and such Holder converts a portion of such Note, such converted portion shall be deemed to be taken from the portion selected for redemption.

  No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

  If a Change in Control (as defined) occurs, each Holder of Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Notes not theretofore called for redemption, or any portion of the principal amount thereof that is $1,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined), at a price equal to 100% of the principal amount of the Notes to be repurchased, together with interest accrued to, but excluding, the Repurchase Date (including any unpaid interest that has accrued during any Extension Period) (the "Repurchase Price").

  The Company may, at its option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price in Common Stock valued at 95% of the average of the closing bid prices of the Common Stock for the five trading days immediately preceding the second trading day prior to the Repurchase Date; provided that payment may not be made in Common Stock unless the Company satisfies certain conditions with respect to such payment prior to the Repurchase Date as provided in the Indenture.

  Within 30 days after the occurrence of a Change in Control, the Company is obligated to give to all Holders of the Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Change in Control and of the repurchase right arising as a result thereof, or, at the request of the Company on or before the 15th day after the occurrence, the Trustee shall give the Company Notice. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a Holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised.

  A "Change in Control" shall be deemed to have occurred at such time after the original issuance of the Notes as there shall occur:

    (i) the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors, other than any such acquisition by the Company, any subsidiary of the Company or any employee benefit plan of the Company; or

    (ii) any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale or transfer of all or substantially all of the assets (other than to a wholly-owned subsidiary of the Company) of the Company to any other Person (other than (a) any such transaction pursuant to which the holders of 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors immediately prior to such transaction have, directly or indirectly, at least 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after such transaction and (b) a merger (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of capital stock of the Company or (y) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock into solely shares of common stock);

provided, however, that a Change in Control shall not be deemed to have occurred if either (a) the closing price per share of the Common Stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of a Change in Control or the public announcement of the Change in Control (in the case of a Change in Control under clause (i) above) or the period of 10 consecutive trading days ending immediately before the Change in Control (in the case of a Change in Control under clause (ii) above) shall equal or exceed 105% of the Conversion Price of the Notes in effect on each such trading day, or (b) all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in a merger or consolidation constituting a Change in Control described in clause (i) and/or clause (ii) above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market (or will be so traded or quoted immediately following the Change in Control) and as a result of such transaction or transactions the Notes become convertible solely into such common stock. The "Conversion Price" is equal to $1,000 divided by the Conversion Rate. "Beneficial Owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Supplemental Indenture. "Person" includes any syndicate or group which would be deemed to be a "person" under Section 13 (d)(3) of the Exchange Act.

  Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to Holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

  The Company may, to the extent permitted by applicable law, at any time purchase Notes in the open market or by tender at any price or by private agreement. Any Note so purchased by the Company may, to the extent permitted by applicable law, be reissued or resold or may, at the Company's option, be surrendered to the Trustee for cancellation. Any Notes surrendered as aforesaid may not be reissued or resold and will be canceled promptly.

  The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.

  The Company's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. There can be no assurance that the Company would have the financial resources, or would be able to arrange financing, to pay the Repurchase Price for all the Notes that might be delivered by Holders of Notes seeking to exercise the repurchase right. Moreover, although under the Indenture the Company may elect, subject to satisfaction of certain conditions, to pay the Repurchase Price for the Notes using shares of Common Stock, the terms of the Company's existing revolving credit agreement prohibit the repurchase of Notes by the Company or its subsidiaries in cash or any other form of payment including shares of Common Stock, and the Company's ability to repurchase Notes may be limited or prohibited by the terms of any future borrowing arrangements, including Senior Debt existing at the time of a Change in Control. The Company's ability to repurchase Notes may also be limited by the terms of its subsidiaries' then-existing borrowing arrangements due to dividend restrictions. Any failure by the Company to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Debt of the Company. Moreover, the occurrence of a Change in Control would result in an event of default under the Company's existing revolving credit agreement and may cause an event of default under the terms of other Senior Debt of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full. In addition, the Company's repurchase of the Notes as a result of the occurrence of a Change in Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which the Company may enter into from time to time, including agreements relating to Senior Debt. See "--Subordination" and "Risk Factors--Subordination."

DEFEASANCE AND COVENANT DEFEASANCE

  The provisions described under "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus shall apply to the Notes.

EVENTS OF DEFAULT

  In addition to the Events of Default described under "Description of Debt Securities--Events of Default" in the accompanying Prospectus, the following will constitute an Event of Default under the Indenture with respect to the
Notes: any indebtedness under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company in a principal amount then outstanding in excess of $50,000,000 is not paid at final maturity thereof (either at its stated maturity or upon acceleration thereof), and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the Indenture.

TRANSFER AND EXCHANGE

  The Company has initially appointed the Trustee as security registrar, transfer agent and conversion agent, acting through its Corporate Trust Office. The Company reserves the right to vary or terminate the appointment of the security registrar or of any transfer agent or conversion agent or to appoint additional or other transfer agents or conversion agents or to approve any change in the office through which any security registrar or any transfer agent or conversion agent acts.

PURCHASE AND CANCELLATION

  The Company or any subsidiary may at any time and from time to time purchase Notes at any price in the open market or otherwise.

  All Notes surrendered for payment, redemption, repurchase, registration of transfer or exchange or conversion shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All Notes so delivered to the Trustee shall be canceled promptly by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes canceled as provided in the Indenture.

REPLACEMENT OF NOTES

  Notes that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the mutilated Notes or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Note, indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Note before a replacement Note will be issued.

GOVERNING LAW

  The Subordinated Indenture, the Supplemental Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

THE TRUSTEE

  In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes and of Common Stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with holders that will hold Notes and Common Stock into which Notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, or persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes. This summary discusses the tax considerations applicable to the initial purchasers of the Notes who purchase the Notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the Notes. The Company has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adoping a contrary position. This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

  INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

PAYMENT OF INTEREST

  Interest on a Note generally will be includable in the income of a holder as ordinary income at the time such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

  Under applicable Treasury regulations, a debt instrument will be considered to be issued with original issued discount ("OID") if there is more than a remote contingency that periodic stated interest payments due on the instrument will not be timely paid. The Company intends to treat the Notes as not being issued with OID. Accordingly, based upon this position and except as set forth below, stated interest on the Notes generally will be taxable to a holder as ordinary income at the time it is paid or accrued in accordance with such holder's regular method of tax accounting.

  If the Company exercises its right to defer payments of interest on the Notes, the Notes will become OID instruments at that time and, consequently, a holder will be required to include such OID in income on an economic accrual basis before the receipt of cash attributable to the interest, regardless of such holder's regular method of tax accounting, and actual distributions of stated interest will not be separately reported as taxable income. Thereafter, the Notes will be taxed as OID instruments for as long as they remain outstanding. The amount of OID that will accrue in any month will approximately equal the amount of the interest that accrues on the Notes in that month at the stated interest rate. Any amount of OID included in a holder's gross income (whether or not during an Extension Period) with respect to a Note will increase such holder's tax basis in such Note, and the amount of actual distributions received by a holder in respect of such accrued OID will reduce the tax basis of such Note.

  The Company intends to treat the Notes as not being (and this discussion assumes that the Notes are not) "contingent debt instruments" under applicable Treasury regulations. The Company's treatment of the Notes is binding on the holders, unless the holder explicitly discloses a contrary position on its return.

  The Treasury regulations described above have not yet been addressed in any rulings or other interpretations by the IRS, and it is possible that the IRS could take a contrary position. If the IRS were to assert successfully a contrary position, adverse tax consequences to the holders could result.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

  Upon the sale, exchange or redemption of a Note, a holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income which is taxable as ordinary income) and (ii) such holder's adjusted tax basis in the Note. A holder's adjusted tax basis in a Note generally will equal the cost of the Note to such holder. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the Note is more than one year at the time of sale, exchange or redemption.

CONVERSION OF THE NOTES

  A holder generally will not recognize any income, gain or loss upon conversion of a Note into Common Stock except with respect to cash received in lieu of a fractional Share of Common Stock. A holder's tax basis in the Common Stock received on conversion of a Note will be the same as such holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Common Stock received on conversion will generally include the holding period of the Note converted.

  Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share of Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

DIVIDENDS

  Dividends paid on the Common Stock generally will be includable in the income of a Holder as ordinary income to the extent of the Company's current or accumulated earnings and profits.

  If at any time (i) the Company makes a distribution of cash or property to its stockholders or purchases Common Stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidence of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the antidilution provisions of the Indenture, the conversion rate of the Notes is increased, or (ii) the conversion rate of the Notes is increased at the discretion of the Company, such increase in conversion rate may be deemed to be the payment of a taxable dividend to holders of Notes (pursuant to Section 305 of the Code). Holders of Notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

SALE OF COMMON STOCK

  Upon the sale or exchange of Common Stock, a holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such holder's adjusted tax basis in the Common Stock.

Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in Common Stock is more than one year at the time of the sale or exchange. A holder's basis and holding period in Common Stock received upon conversion of a Note are determined as discussed above under "-- Conversion of the Notes."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note, payments of dividends on Common Stock, payments of the proceeds of the sale of a Note and payments of the proceeds of the sale of Common Stock to certain noncorporate holders, and a 31% backup withholding tax may apply to such payments if the holder (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (ii) is notified by the IRS that he has failed to report payments of interest and dividends properly, or (iii) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                PRINCIPAL AMOUNT
              UNDERWRITER                                           OF NOTES
              -----------                                       ----------------
      Goldman, Sachs & Co......................................   $348,000,000
      Robertson, Stephens & Company LLC........................   $ 52,200,000
      Montgomery Securities....................................   $ 34,800,000
                                                                  ------------
         Total.................................................   $435,000,000
                                                                  ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all such Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 2.5% of the principal amount of the Notes. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of $65,000,000 additional principal amount of Notes solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same proportion thereof that the principal amount of Notes to be purchased by each of them, as shown in the foregoing table, bears to the $435,000,000 aggregate principal amount of Notes offered hereby.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  The Company has agreed that it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company which are substantially similar to the Notes or the Common Stock, including but not limited to any securities that are exchangeable or exercisable for or convertible into Common Stock or Notes or substantially similar securities, without the prior written consent of Goldman, Sachs & Co., for a period of 90 days after the date of this Prospectus Supplement (other than the issuance of Common Stock upon conversion of the Notes, or pursuant to stock option or purchase plans existing on, or upon the conversion of convertible or exchangeable securities outstanding as of, the date hereof, or in connection with the acquisition of another corporation or entity (including any subsidiary of the Company)). In addition, certain officers and directors of the Company have agreed to enter into lockup agreements with respect to the Notes and Common Stock for a period of 30 days after the date of this Prospectus Supplement.

  In connection with the offering, the Underwriters may purchase and sell the Notes and the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes and the Common Stock; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes and the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

  The validity of the securities offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California and for the Underwriters by Shearman & Sterling, San Francisco, California.

PROSPECTUS                      $1,000,000,000

                            MICRON TECHNOLOGY, INC.
                       DEBT SECURITIES AND COMMON STOCK

                               ---------------

  Micron Technology, Inc. ("MTI" or the "Company") may from time to time offer, together or separately, (1) its debt securities (the "Debt Securities"), which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities") and (2) shares of its common stock, par value $0.10 per share (the "Common Stock"). The Debt Securities and the Common Stock are collectively referred to herein as the "Securities".

  The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $1,000,000,000 aggregate public offering price (or its equivalent (based on the applicable exchange rate at the time of the sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Company). Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (i) in the case of Debt Securities, the specific title, aggregate principal amount, the denomination, whether such Debt Securities are secured or unsecured obligations, whether such Debt Securities are senior or subordinated, maturity, premium, if any, the interest rate or rates (which may be fixed, floating or adjustable), the time and method of calculating payment of interest, if any, the place or places where principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, the currency in which principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or the Holder, any sinking fund provisions, terms for any conversion into other Securities, the initial public offering price and other special terms and (ii) in the case of Common Stock, the number of shares offered for sale by the Company and the initial public offering price or method of determining the initial public offering price. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities. The Company's Common Stock is listed on the New York Stock Exchange under the symbol "MU". Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

  Unless otherwise specified in a Prospectus Supplement, the Senior Debt Securities, when issued, will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities, when issued, will be subordinated in right of payment to all Senior Debt (as defined) of the Company, including any outstanding Senior Debt Securities. See "Description of Debt Securities-- Subordination of Subordinated Debt Securities".

  The Prospectus Supplement may contain information concerning U.S. federal income tax considerations, if applicable to the Securities offered.

  The Securities may be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. See "Plan of Distribution". If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which the Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts, if any, are set forth in or may be calculated from the Prospectus Supplement with respect to such Securities.

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                               ---------------

  SEE "RISK FACTORS" ON PAGE 3 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES.
                               ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ---------------

                 THE DATE OF THIS PROSPECTUS IS JUNE 10, 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the World Wide Web site is http://www.sec.gov. The Common Stock is listed on the New York Stock Exchange. Reports and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission at the addresses set forth above or through the Commission's World Wide Web site.

  Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such contract or document filed as an exhibit to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed with the Commission and are incorporated herein by reference:

    (a) The Company's Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended August 29, 1996;

    (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended November 28, 1996 and February 27, 1997; and

    (c) The Company's Registration Statement on Form 8-A (No. 1-10658), declared effective by the Commission on November 28, 1990.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement of which this Prospectus forms a part and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and be a part hereof from the date of filing such documents.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Roderic W. Lewis, Vice President of Legal Affairs, General Counsel and Corporate Secretary, Micron Technology, Inc., 8000 South Federal Way, P.O. Box 6 Boise, ID 83707-0006, telephone (208) 368-4000.

                                  THE COMPANY

  Micron Technology, Inc. ("MTI" or the "Company") and its subsidiaries principally design, develop, manufacture and market semiconductor memory products, personal computers and custom complex printed circuit board, memory module and system level assemblies. MTI was incorporated in Idaho in 1978 and reincorporated in Delaware in 1984. The Company's executive offices and principal manufacturing operations are located at 8000 South Federal Way, Boise, Idaho, 83707-0006 and its telephone number is (208) 368-4000.

                                 RISK FACTORS

  Prior to making an investment decision with respect to the Securities offered hereby, prospective investors should carefully consider the specific factors set forth under the caption "Risk Factors" in the applicable Prospectus Supplement pertaining thereto, together with all of the other information appearing herein or therein or incorporated by reference herein, in light of their particular investment objectives and financial circumstances.

                                USE OF PROCEEDS

  Unless otherwise indicated in an accompanying Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Securities will be used for general corporate purposes, including capital expenditures and to meet working capital needs. Pending such uses, the Company will invest the net proceeds in interest-bearing securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

  Set forth below is the ratio of earnings to fixed charges for each of the years in the five-year period ended August 29, 1996 and for the six-month period ended February 27, 1997. For the purpose of calculating such ratios, "earnings" consist of income from continuing operations before income taxes plus fixed charges and "fixed charges" consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and the portion of rental expense deemed representative of interest expense.

                                      FISCAL YEAR ENDED
                         --------------------------------------------
                                                                      SIX MONTHS
                                                                        ENDED
                         SEPT. 3, SEPT. 2, SEPT. 1, AUG. 31, AUG. 29,  FEB. 27,
                           1992     1993     1994     1995     1996      1997
                         -------- -------- -------- -------- -------- ----------
Ratio of Earnings to
 Fixed Charges..........   2.0x    20.1x    69.9x    104.1x   53.3x     19.8x

                        DESCRIPTION OF DEBT SECURITIES

  The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture"), between the Company, as issuer, and Norwest Bank Minnesota, National Association, as Trustee (the "Trustee"). The Subordinated Debt Securities are to be issued under a separate Indenture (the "Subordinated Indenture"), also between the Company, as issuer, and Norwest Bank Minnesota, National Association, as Trustee. The Senior Indenture and Subordinated Indenture are sometimes referred to collectively as the "Indentures". A copy of the form of each Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series, or of Debt Securities forming a part of a series, which are offered by a Prospectus Supplement will be described in such Prospectus Supplement.

  The following summaries of certain provisions of the Indentures do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indentures, including the definitions therein of certain terms, and, with respect to any particular Debt Securities, to the description of the terms thereof included in the Prospectus Supplement relating thereto. Wherever particular Sections or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

GENERAL

  The Indentures will provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Company may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The Debt Securities are to have such terms and provisions which are not inconsistent with the Indentures, including as to maturity, principal and interest, as the Company may determine. Unless otherwise specified in the applicable Prospectus Supplement, the Senior Debt Securities when issued will be unsecured and unsubordinated obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Debt of the Company, including any outstanding Senior Debt Securities, as described under "Subordination of Subordinated Debt Securities" and in the applicable Prospectus Supplement.

  The applicable Prospectus Supplement will set forth whether the Debt Securities offered shall be Senior Debt Securities or Subordinated Debt Securities, the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities:
(1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; (3) the Person to whom any interest on a Debt Security of the series shall be payable, if other than the Person in whose name that Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of any of such Debt Securities will be payable; (5) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (6) the place or places where the principal of and any premium and interest on any of such Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (9) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) if the amount of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (11) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any of such Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time); (12) if the principal of or any premium or interest on any of such Debt Securities is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount is to be determined); (13) if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (14) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined);
(15) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indentures described under "Defeasance and Covenant Defeasance--Defeasance and Discharge" or "Defeasance and Covenant Defeasance--Defeasance of Certain Covenants," or under both such captions; (16) if applicable, the terms of any right to convert Debt Securities into shares of Common Stock of the Company or other securities or property; (17) whether any of such Debt Securities will be issuable in whole or in part in the form of one or more Global Securities and, if so, the respective Depositaries for such Global Securities, the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legends referred to under "Form, Exchange and Transfer" or "Global Securities" and, if different from those described under such captions, any circumstances under which any such Global Security may be exchanged in whole or in part for Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the names of Persons other than the Depositary for such Global Security or its nominee; (18) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders to declare the principal amount of any of such Debt Securities due and payable; (19) any addition to or change in the covenants in the Indentures described under "Restrictive Covenants" applicable to any of such Debt Securities; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the relevant Indenture. (Section 301)

  Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount will be described in the applicable Prospectus Supplement under "United States Taxation". In addition, certain special United States federal income tax or other considerations (if any) applicable to any Debt Securities which are denominated in a currency or currency unit other than United States dollars will be described in the applicable Prospectus Supplement.

CONVERSION RIGHTS

  The terms on which Debt Securities of any series are convertible into Common Stock or other securities or property will be set forth in the Prospectus Supplement relating thereto. Such terms shall include provisions as to whether conversion is mandatory or at the option of the Holder and may include provisions pursuant to which the number of shares of Common Stock or other securities or property to be received by the Holders of Debt Securities upon conversion would be calculated according to the market price of Common Stock or other securities or property as of a time stated in the applicable Prospectus Supplement. (Article Fourteen)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

  Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

  The Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt, including the Senior Debt Securities. In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization, debt restructuring or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets, or any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Company, the holders of Senior Debt will be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Debt in cash or other payment satisfactory to the holders of Senior Debt before the Holders of the Subordinated Debt Securities are entitled to receive any payment on account of principal of or any premium or interest on the Subordinated Debt Securities or on account of the purchase, redemption or other acquisition of Subordinated Debt Securities or before the Company may make any sinking fund or defeasance payment to the Trustee or any Paying Agent in accordance with the Subordinated Indenture. Notwithstanding the foregoing, any amounts previously deposited by the Company with the Trustee or Paying Agent in accordance with the subordination provisions of Article Fifteen of the Subordinated Indenture at the time of such deposit may be paid to the Holders of Subordinated Debt Securities ("Defeased Payments"). (Section 1502)

  By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Debt may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the Holders of the Subordinated Debt Securities.

  In the event that any Subordinated Debt Securities are declared due and payable before their Stated Maturity as a result of an Event of Default, the holders of the Senior Debt outstanding at the time such Subordinated Debt Securities so become due and payable will be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Debt in cash or other payment satisfactory to the holders of Senior Debt before the Holders of the Subordinated Debt Securities are entitled to receive any payment by the Company on account of the principal of or any premium or interest on the Subordinated Debt Securities or on account of the purchase, redemption or other acquisition of Subordinated Debt Securities or before the Company may make any sinking fund or defeasance payment to the Trustee or any Payment Agent in accordance with the Subordinate Indenture (other than Defeased Payments). If the payment of Subordinated Debt Securities is accelerated because of an Event of Default, the Company and the Trustee are required under the Subordinated Indenture to promptly notify holders of Senior Debt of the acceleration. (Section 1503)

  The Company may not make any payment of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities or on account of the purchase, redemption or other acquisition of Subordinated Debt Securities or any payment constituting a sinking fund or defeasance payment to the Trustee or Paying Agent in accordance with the Subordinated Indenture (other than Defeased Payments) if (i) a default in the payment of principal, premium, if any, or interest (including a default under any repurchase or redemption obligation) or other amounts with respect to any Senior Debt occurs and is continuing beyond the applicable grace period or (ii) any other event of default occurs and is continuing with respect to Designated Senior Debt (as defined) that permits the holders thereof or their representatives to accelerate the maturity thereof, and the Trustee under the Subordinated Indenture receives a notice of such default (a "Payment Blockage Notice") from the Company, a holder of such Designated Senior Debt or other person permitted to give such notice under the Subordinated Indenture. The Company may and shall resume payments on the Subordinated Debt Securities and may purchase, redeem or otherwise acquire the Subordinated Debt Securities and may make a sinking fund or defeasance payment to the Trustee or Paying Agent in accordance with the Subordinated Indenture (a) in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received (unless the subordination provisions of Article Fifteen of the Indenture prohibit the payment, distribution purchase, redemption, acquisition, sinking fund payment or defeasance payment at the time of such payment or distribution (including, without limitation, in the case of a nonpayment referred to in clause (ii) above, as a result of a payment default with respect to applicable Senior Debt as a consequence of the acceleration of the maturity thereof or otherwise)). No new period of payment blockage may be commenced unless and until 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee under the Subordinated Indenture shall be, or be made, the basis for a subsequent Payment Blockage Notice. (Section 1502) In the case of Subordinated Debt Securities that are convertible at the option of the Holder, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security. (Section 1515)

  "Senior Debt" is defined in the Indenture to mean: the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on, rent with respect to, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Subordinated Indenture or thereafter created, incurred or assumed:
(a) indebtedness of the Company evidenced by a credit or loan agreement, note, bond, debenture or other written obligation, (b) all obligations of the Company for money borrowed, (c) all obligations of the Company evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, (d) obligations of the Company
(i) as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, (ii) as lessee under other leases for facilities, equipment or related assets, whether or not capitalized, entered into or leased after the date of the Subordinated Indenture for financing purposes (as determined by the Company) or (iii) under any lease or related document (including a purchase agreement) that provides that the Company is contractually obligated to purchase or cause a third party to purchase the leased property and the obligations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property, (e) all obligations of the Company under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts, or similar agreements or arrangements, (f) all obligations of the Company with respect to letters of credit, bankers' acceptances or similar facilities (including reimbursement obligations with respect to any of the foregoing), (g) all obligations of the Company issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable arising in the ordinary course of business), (h) all obligations of the type referred to in clauses (a) through (g) above of another Person and all dividends of another Person, the payment of which, in either case, the Company has assumed or guaranteed (or in effect guaranteed through an agreement to purchase or otherwise (including, without limitation, "take or pay" and similar arrangements)), or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which is secured by a lien on property of the Company, and all obligations of the Company with respect thereto, and (i) renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in clauses (a) through (h) of this paragraph; provided, however, that Senior Debt shall not include the Subordinated Debt Securities or any such indebtedness or obligation if the terms of such indebtedness or obligation (or the terms of the instrument under which, or pursuant to which it is issued) expressly provide that such indebtedness or obligation is not superior in right of payment to the Subordinated Debt Securities.

  "Designated Senior Debt" means certain existing Senior Debt (including the Company's existing bank revolving credit agreement) and the Company's obligations under any other particular Senior Debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Debt shall be "Designated Senior Debt" for purposes of the Subordinated Indenture and any Senior Debt so designated as Designated Senior Debt by the Company in the applicable Prospectus Supplement (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Debt to exercise the rights of Designated Senior Debt).

  The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Debt, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Company. The Senior Debt Securities, when issued, will constitute Senior Debt.

  The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

FORM, EXCHANGE AND TRANSFER

  The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

  At the option of the Holder, subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

  Subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Company for any Debt Securities will be named in the applicable Prospectus Supplement. (Section 305) The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002)

  If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Debt

Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

GLOBAL SECURITIES

  Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more global securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby (a "Global Security"). Each Global Security will be registered in the name of a depositary (the "Depositary") or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indentures.

  Notwithstanding any provision of the Indentures or any Debt Security described herein, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the Indentures, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

  As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Indentures. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indentures. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

  Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and others matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the

Depositary from time to time. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

  Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the Corporate Trust Office of the Trustee will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

  All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed for a period ending the earlier of 10 business days prior to the date such money would escheat to the State or at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Debt Security thereafter may look only to the Company for payment thereof. (Section 1003)

RESTRICTIVE COVENANTS

  Unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to the Senior Debt Securities.

 Limitations on Liens

  The Senior Indenture will provide that the Company will not issue, incur, create, assume or guarantee, and will not permit any Restricted Subsidiary (as defined below) to issue, incur, create, assume or guarantee, any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ("mortgages") upon any Principal Property (as defined below) of the Company or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares or indebtedness are now existing or owned or hereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guarantee of any such secured debt, or the grant of a mortgage with respect to any such indebtedness, that the Senior Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company or such Restricted Subsidiary ranking equally with the Senior Debt Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured debt. The foregoing restriction, however, will not apply to: (a) mortgages on property existing at the time of acquisition thereof by the Company or any Subsidiary, provided that such mortgages were in existence prior to the contemplation of such acquisition; (b) mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary, provided that such mortgages are not incurred in anticipation of such corporation becoming a Restricted Subsidiary; (c) mortgages on property, shares of stock or indebtedness existing at the time of acquisition thereof by the Company or a Restricted Subsidiary or mortgages thereon to secure the payment of all or any part of the purchase price thereof, or mortgages on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 270 days after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements, or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price thereof, such construction, or the making of such improvements; (d) mortgages to secure indebtedness owing to the Company or to a Restricted Subsidiary; (e) mortgages existing at the date of the Senior Indenture; (f) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, provided that such mortgage was not incurred in anticipation of such merger or consolidation or sale, lease or other disposition; (g) mortgages in favor of the United States or any State, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States or any State, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; (h) mortgages created in connection with the acquisition of assets or a project financed with, and created to secure, a Nonrecourse Obligation (as defined below); and (i) extensions, renewals, refinancings or replacements of any mortgage referred to in the foregoing clauses (a), (b), (c), (d), (e), (f), (g), and (h) provided, however, that any mortgages permitted by any of the foregoing clauses (a),
(b), (c), (d), (e), (f), (g), and (h) shall not extend to or cover any property of the Company or such Restricted Subsidiary, as the case may be, other than the property, if any, specified in such clauses and improvements thereto, and provided further that any refinancing or replacement of any mortgages permitted by the foregoing clauses (g) and (h) shall be of the type referred to in such clauses (g) or (h), as the case may be.

  Notwithstanding the restrictions described in the preceding paragraph, the Company or any Restricted Subsidiary will be permitted to issue, incur, create, assume or guarantee debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Senior Debt Securities, provided that after giving effect thereto, the aggregate amount of all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (i) above) does not exceed 15% of the Consolidated Net Tangible Assets (as defined below) of the Company as most recently determined on or prior to such date.

 Limitations on Sale and Lease-Back Transactions

  The Senior Indenture will provide that the Company will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction (as defined below) with respect to any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, unless (a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt (as defined below) with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Senior Debt Securities, pursuant to the limitation on liens in the Senior Indenture; or
(b) the Company shall apply an amount equal to the greater of the net proceeds of such sale or the

Attributable Debt with respect to such Sale and Lease-Back Transaction within 180 days of such sale to either (or a combination of) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of the Company or a Restricted Subsidiary that matures more than 12 months after the creation of such indebtedness or the purchase, construction or development of other comparable property.

 Certain Definitions Applicable to Covenants

  The term "Attributable Debt" when used in connection with a Sale and Lease-Back Transaction involving a Principal Property shall mean, at the time of determination, the lesser of: (a) the fair value of such property (as determined in good faith by the Board of Directors of the Company); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or if not practicable to determine such rate, the weighted average interest rate per annum (in the case of Original Issue Discount Securities, the imputed interest rate) borne by the Senior Debt Securities of each series outstanding pursuant to the Indenture compounded semi-annually. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) and the net amount determined assuming no such termination.

  The term "Consolidated Net Tangible Assets" shall mean, as of any particular time, total assets (excluding applicable reserves and other properly deductible items) less: (a) total current liabilities, except for (1) notes and loans payable; (2) current maturities of long-term debt and (3) current maturities of obligations under capital leases; and (b) goodwill, patents and trademarks, to the extent included in total assets; all as set forth on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries and computed in accordance with generally accepted accounting principles.

  The term "Nonrecourse Obligation" means indebtedness or other obligations substantially related to (i) the acquisition of assets not previously owned by the Company or any Restricted Subsidiary or (ii) the financing of a project involving the development or expansion of properties of the Company or any Restricted Subsidiary, as to which the obligee with respect to such indebtedness or obligation has no recourse to the Company or any Restricted Subsidiary or any assets of the Company or any Restricted Subsidiary other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

  The term "Principal Property" shall mean the land, land improvements, buildings and fixtures (to the extent they constitute real property interests, including any leasehold interest therein) constituting the principal corporate office, any manufacturing facility or any distribution center (whether now owned or hereafter acquired) which: (a) is owned by the Company or any Subsidiary; (b) is located within any of the present 50 states of the United States (or the District of Columbia); (c) has not been determined in good faith by the Board of Directors of the Company not to be materially important to the total business conducted by the Company and its Subsidiaries taken as a whole; and (d) has a market value on the date as of which the determination is being made in excess of 2.0% of Consolidated Net Tangible Assets of the Company as most recently determined on or prior to such date.

  The term "Restricted Subsidiary" shall mean any Subsidiary that owns any Principal Property; provided, however, that the term "Restricted Subsidiary" shall not include (a) any Subsidiary which is principally engaged in financing receivables, or which is principally engaged in financing the Company's operations outside the United States of America or
(b) any Subsidiary less than 80% of the voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries if the common stock of such Subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or in the over-the-counter market.

  The term "Sale and Lease-Back Transaction" shall mean any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person.

  The term "Subsidiary" shall mean any corporation of which at least a majority of the outstanding voting stock having the power to elect a majority of the board of directors of such corporation is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries, and the accounts of which are consolidated with those of the Company in its most recent consolidated financial statements in accordance with generally accepted accounting principles. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Indentures will provide that the Company may not consolidate with or merge into any other Person (in a transaction in which the Company is not the surviving corporation), or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "successor Person"), unless (i) the successor Person (if any) is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of any domestic jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indentures, (ii) immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and (iii) certain other conditions are met. (Section 801)

EVENTS OF DEFAULT

  Each of the following will constitute an Event of Default under the Indentures with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture; (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not such deposit is prohibited by the subordination provisions of the Subordinated Indenture; (d) failure to perform any other covenant of the Company in the Indentures (other than a covenant included in the Indentures solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series, as provided in the Indentures; (e) certain events in bankruptcy, insolvency or reorganization with respect to the Company; and (f) any other Event of Default specified in the applicable Prospectus Supplement. (Section 501)

  The Indentures will provide that, if an Event of Default (other than an Event of Default described in clause (e) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series by notice as provided in the Indentures may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (e) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. Any payment by the Company on the Subordinated Debt Securities following any such acceleration will be subject to the subordination provisions of Article Fifteen of the Subordinated Indenture. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indentures. (Section 502) For information as to waiver of defaults, see "Modification and Waiver".

  Subject to the provisions of the Indentures relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

  No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indentures, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

  The Indentures will include a covenant requiring the Company to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indentures and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

  Modifications and amendments of the Indentures may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f) in the case of Subordinated Debt Securities, modify the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities, (g) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indentures, (h) reduce the percentage in principal amount of Outstanding Securities of any series necessary for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults or (i) modify such provisions with respect to modification and waiver. (Section 902)

  The Indentures will provide that the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series may waive, on behalf of the Holders of all Debt Securities of such series, compliance by the Company with certain restrictive provisions of the Indentures. (Sections 1010 and 1008 of the Senior Indenture and the Subordinated Indenture, respectively) The Holders of a majority in principal amount of the Outstanding Securities of any series may waive any past default under the Indentures, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indentures which cannot be amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

  The Indentures will provide that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given or taken any direction, notice, consent, waiver or other action under the Indentures as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

  Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indentures, in the manner and subject to the limitations provided in the Indentures. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

  If and to the extent indicated in the applicable Prospectus Supplement, and subject to such other conditions and limitations as may be set forth in the applicable Prospectus Supplement, the Company may elect, at its option at any time, to have the provisions of Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indentures, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

  Defeasance and Discharge. The Indentures will provide that, upon the Company's exercise of its option (if any) to have Section 1302 applied to any Subordinated Debt Securities, the provisions of Article Fifteen of the Subordinated Indenture relating to subordination will cease to be effective and, with respect to any Debt Securities, the Company will be discharged from all its obligations with respect thereto (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies, to hold moneys for payment in trust and, if applicable, to effect conversions of Debt Securities) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304)

  Defeasance of Certain Covenants. The Indentures will provide that, upon the Company's exercise of its option (if any) to have Section 1303 applied to any Debt Securities, the Company may omit to comply with certain restrictive covenants, including those described under "Restrictive Covenants" and any that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause
(d) (with respect to such restrictive covenants) under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities, and, in the case of the Subordinated Indenture, the provisions of Article Fifteen relating to subordination will cease to be effective with respect to any Subordinated Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1303 and 1304)

  The Company may, at its option, satisfy and discharge each of the Indentures (except for certain obligations of the Company and the Trustee, including, among others the obligations to apply money held in trust) when (i) either (a) all Debt Securities under such Indenture previously authenticated and delivered (other than (1) Debt Securities that were destroyed, lost or stolen and that have been replaced or paid and (2) Debt Securities for the payment of which money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or discharge from such trust) have been delivered to the Trustee for cancellation or (b) all such Debt Securities under such Indenture not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their Stated Maturity within one year, or (3) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company, and the Company has deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire indebtedness on such Debt Securities under such Indenture not previously delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Debt Securities under such Indenture which have become due and payable) or to the Stated Maturity or redemption date as the case may be, (ii) the Company has paid or caused to be paid all other sums payable under such Indenture by the Company, and (iii) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of such Indenture have been satisfied.

NOTICES

  Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and
106)

TITLE

  The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

  The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

REGARDING THE TRUSTEE

  The Indentures contain certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 613) The Trustee is permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Securities of any series for which the Trustee serves as trustee, the Trustee must eliminate such conflict or resign. (Section 608)

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 1,000,000,000 shares of common stock, $0.10 par value ("Common Stock"). As of May 29, 1997, there were 210,533,505 shares of Common Stock issued and outstanding. The following summary is qualified in its entirety by reference to the Company's Certificate of Incorporation and Bylaws.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are entitled to cumulative voting in the election of directors. Subject to preferences that may be applicable to any future preferred stock or any other senior equity, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of MTI, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is U.S. Bank of Idaho.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities separately or together (i) to one or more underwriters or dealers for public offering and sale by them and (ii) to investors directly or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Securities offered thereby.

  In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of the Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents which participate in the distribution of the Securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them and any profit on the resale of the Securities received by them may be deemed to be underwriting discounts and commissions thereunder. Any such underwriter, dealer or agent will be identified and any such compensation received from the Company will be described in the Prospectus Supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  Under agreements that may be entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

  The Company may grant underwriters who participate in the distribution of Securities an option to purchase additional Securities to cover over-allotments, if any.

  All Debt Securities will be new issues of securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

  Certain of the underwriters or agents and their associates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                                LEGAL OPINIONS

  The validity of the Securities is being passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The consolidated balance sheets of Micron Technology, Inc. as of August 29, 1996 and August 31, 1995 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended August 29, 1996 incorporated herein by reference to the Annual Report on Form 10-K of Micron Technology, Inc. for the year ended August 29, 1996 have been so incorporated in reliance upon the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OF-FER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLI-CATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................  S-3
Risk Factors...............................................................  S-7
Use of Proceeds............................................................ S-15
Capitalization............................................................. S-15
Price Range of Common Stock................................................ S-16
Selected Consolidated Financial Data....................................... S-17
Description of Notes....................................................... S-19
Certain Federal Income Tax Considerations.................................. S-27
Underwriting............................................................... S-29
Legal Matters.............................................................. S-30

                                  PROSPECTUS

Available Information.......................................................   2
Incorporation of Certain Documents by Reference ............................   2
The Company ................................................................   3
Risk Factors ...............................................................   3
Use of Proceeds.............................................................   3
Ratio of Earnings to Fixed Charges..........................................   3
Description of Debt Securities .............................................   4
Description of Capital Stock ...............................................  18
Plan of Distribution .......................................................  19
Legal Opinions .............................................................  19
Experts ....................................................................  19

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                                 $435,000,000

                               [LOGO OF MICRON]

                                7% CONVERTIBLE
                              SUBORDINATED NOTES
                               DUE JULY 1, 2004

                                  -----------

                             PROSPECTUS SUPPLEMENT

                                  -----------

                             GOLDMAN, SACHS & CO.

                         ROBERTSON, STEPHENS & COMPANY

                             MONTGOMERY SECURITIES

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